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ION

SEC Mail Processing Section

MAR 02 2017

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDI Global Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street - 27th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chintan Parekh (212)328-2753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chintan Parekh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDI Global Technologies LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. R. Parekh
Signature

VP Finance
Title

CANDE CHENG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6145535
Qualified in Kings County
My Commission Expires June 1?, 2018

Notary Public

March 1, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDI Global Technologies LLC
Index
December 31, 2016

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To Management of REDI Global Technologies LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of REDI Global Technologies LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

REDI Global Technologies LLC
Statement of Financial Condition
For the year ended December 31, 2016 (in thousands)

Assets		
Cash	$	2,851
Receivable from brokers and dealers		5,306
Receivable from affiliates		3,092
Prepaid assets		298
Other assets		397
Total assets	$	11,944
Liabilities and Members' Equity		
Accounts payable	$	1,174
Payable to affiliates		1,802
Total liabilities	$	2,976
Commitments and Contingent Liabilities (Note 6)		
Members' Equity		8,968
Total liabilities and members' equity	$	11,944

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

REDI Global Technologies LLC (the "Company"), a member managed LLC, is an indirectly wholly owned subsidiary of REDI Holdings LLC (the "Parent"). The members include the Parent and REDI Blocker Corp. ("Blocker Corp"). The Company is a registered US broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing orders to broker-dealers for purposes of executing and settling transactions. The Company commenced operations on July, 17, 2013 and is headquartered in New York and maintains offices in Illinois, Massachusetts, Texas and California. As a wholly-owned subsidiary, the Company receives certain services and other financial support from the Parent including ensuring maintenance of minimum net capital requirements.

On January 13, 2017, the Parent and all its subsidiaries was sold to Thomson Reuters.

Significant Accounting Policies
Use of Estimates
These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers and dealers
Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts. An allowance for uncollectible accounts is estimated based on historical collection rates, the age of the receivable and knowledge of the individual account.

Commissions and Terminal Fees
Commissions represent the transaction charges billed to brokers for trades routed to them for execution. The fee is based on the number of shares traded through the platform and is recognized on a trade date basis. Terminal fees represent a flat fee per user for certain terminal entitlements and are recognized when earned.

Income Taxes
The Company is a limited liability company, treated as a partnership for U.S. federal tax purposes. The Company itself is not subject to U.S. Federal or state income taxes. Each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. However, the Company is subject to New York City Unincorporated Business Tax ("NYC UBT") on behalf of its members.

Income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting and tax bases of assets and liabilities. Any net loss carryover will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences reverse.

December 31, 2016 (in thousands) Supplementary Schedule I

Recently Issued Accounting Standards
In August 2014, the financial Accounting Standards Board ("FASB") issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard was effective in 2016 and had no impact to the Company's financial statements.

In January 2016, the FASB issued ASU 2016-1, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurements of Financial Assets and Liabilities. In addition to certain measurement changes, the guidance addresses various disclosure and presentation issues related to financial instruments. For public entities, this update is effective for fiscal years beginning after December 15, 2017 with early application permitted. The adoption of this update is not expected to have a material impact on the Company's financial statements.

In February 2016, the FASB issued amended guidance on the accounting for lease transactions. The primary objective of this update is to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective for periods beginning after December 15, 2019. The Company is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

2. Income Taxes

Provision for Income Taxes
The Company is subject to NYC UBT on income earned by conducting business in New York City. No additional income tax provision is required on the earnings of the Company as the remaining tax effects of its activities accrue directly to its partners.

Deferred Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax asset to the amount that is more likely than not to be realized.

As of December 31, 2016, the net deferred tax asset was $504 of which the state and local net operating loss carryforward was $360. If not utilized, the state and local carryforward will start to expire in 2034. At the present time, the Company believes it is less than more likely than not that the deferred tax asset will be realized. Accordingly, the Company has recorded a valuation allowance in the amount of $504 against its deferred tax asset as of December 31, 2016.

3. Fair Value of Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments, the carrying amount equals or approximates fair value: cash and receivable from brokers and dealers.

The Company's cash represents a Level 1 financial instrument.

The fair value of the Company's remaining financial instruments are Level 2 financial instruments.

4. Employee Incentive Plan

Certain employees of the Company participate in a phantom equity plan of the Parent. The phantom equity awards are based on the fair value of the Parent's equity. The awards will be vested and settled in a cash payout in three equal installments in years 2016, 2017 and 2018, based upon the Company's achievement of certain revenue targets. These awards require future service and are amortized over the relevant service period using the accelerated method. If an employee terminates employment prior to vesting, the award is forfeited. The plan also contains a "last man standing" feature whereby if the employment of one of the employees is terminated prior to the end of the vesting period; the value of the awards granted to that employee will revert to the Company. The table below represents the phantom awards activity for the year ended December 31, 2016:

December 31, 2016 (in thousands) Supplementary Schedule I

	Number of Shares	Weighted Average Grant Date Fair Value	Fair Value December 31, 2016
Outstanding at December 31, 2015	85,093	$89.81	$77.00
Granted	0		
Vested	(26,417)		77.00
Surrendered	(5,842)	90.00	
Outstanding at December 31, 2016	52,834	$79.95	$77.00

The Company's expense related to the phantom equity awards is based on the fair value of the shares which is re-measured annually.

In 2014, the Parent initiated a Profits Interest Plan (the "PIU Plan") for the purpose of attracting and retaining key employees and directors. Grants under the PIU Plan are Series C interests and considered "profits interests" for federal tax purposes and are also subject to certain vesting and performance criteria. The sale to Thomson Reuters will trigger these "profit interests", that meet certain performance criteria, to be paid by the Parent in 2017. Employees of the broker dealer are eligible to participate in the PIU Plan and any related compensation expenses, when and if applicable, will be allocable to the broker dealer.

5. Commitments and Contingent Liabilities

Leases

The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, expiring on various dates through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of sublease rentals.

	As of December 2016
2017	$ 923
2018	748
2019	748
2020	748
2021	748
2022 – thereafter	1,770
Total	**$5,685**

Contingent Liabilities

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, the results may be material to operating results for such period.

December 31, 2016 (in thousands) **Supplementary Schedule I**

6. Related Party Transactions

The Company enters into transactions with the Parent and other affiliates in the normal course of business as part of its financing and general operations. Amounts included on the Statement of Financial Condition includes:

	December 31, 2016
Assets	
Receivable from affiliates	$ 3,092
Total	$ 3,092

Liabilities	
Payable to affiliates	$ 1,802
Total	$ 1,802

The Company also has substantial business interactions with members of the Parent. Amounts included on the Statement of Financial Condition includes:

	December 31, 2016
Assets	
Receivable from brokers and dealers	$ 2,687
Total	$ 2,687

7. Concentrations of Credit and Business Risk

The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business. Additionally, one member affiliate accounts for 52% of the Company's revenue.

The Company places its cash in large financial institutions. At December 31, 2016 substantially all of the Company's cash balance is being held at two financial institutions. These cash balances are in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Under the terms of our office leases, the Company required to post standby letters of credit in favor of the lessor. The amounts of these letters of credit are recorded as other assets in the statement of financial condition.

December 31, 2016 (in thousands) Supplementary Schedule I

8. Net Capital Requirement

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Basic Net Capital requirement" as permitted by Rule 15c3-1. As of December 31, 2016, the Company had regulatory net capital, as defined by Rule 15c3-1, of $918, which exceeded the net capital requirement of $129 by $789.

As it relates to its common business activities, the Company claims the exemption provisions of SEC Rule 15c3-3 (k) (2) (i). The Company does not deposit or hold any customer funds.

9. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through March 1, 2017 the date these financial statements were issued. On January 13, 2017 Thomson Reuters completed its purchase of REDI Holdings LLC and all of it's subsidiaries. As a result of the acquisition on January 13, 2017, in keeping with the terms of the Phantom Equity agreements, the Company accelerated the vesting of the remaining shares. The sale to Thomson Reuters will also trigger PIUs that meet certain performance criteria to be paid by the Parent in 2017.